Members Mobile, Inc.
A Delaware Corporation

Consolidated Financial Statements and
Independent Accountant's Review Report

December 31, 2023 and 2022

MEMBERS MOBILE, INC.

TABLE OF CONTENTS



To the Board of Directors of
Members Mobile, Inc.
Dayville, Connecticut

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Opinion

We have reviewed the accompanying consolidated financial statements of Members Mobile, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from September 12, 2022 (inception) to December 31, 2022 and for the year ended December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
January 31, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

MEMBERS MOBILE, INC.
Consolidated Balance Sheets
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 610,374	$ 551
Prepaid expenses and other current assets	2,283	-
TOTAL ASSETS	$ 612,657	$ 551
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 70,682	$ -
Accrued expenses and other current liabilities	14,472	-
Related party payables	124,946	21,547
Total Current Liabilities	210,100	21,547
Non-current Liability:		
Convertible note payable	100,000	-
Total Liabilities	310,100	21,547
Stockholders' Equity (Deficit):		
Preferred stock, $0.0001 par value: 1,000,000 shares authorized, no shares issued and outstanding as of both December 31, 2023 and 2022	-	-
Class A-1 common stock, $0.0001 par value: 550,000 shares authorized, 550,000 shares issued and outstanding as of both December 31, 2023 and 2022	55	55
Class A-2 common stock, $0.0001 par value: 550,000 shares authorized, 550,000 shares issued and outstanding as of both December 31, 2023 and 2022	55	55
Class A-3 common stock, $0.0001 par value: 8,500,000 shares authorized, 335,000 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively	34	-
Class A-4 common stock, $0.0001 par value: 400,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2023 and 2022	-	-
Additional paid-in capital	(1,684)	-
Accumulated deficit	(294,774)	(21,106)
Stockholders' equity (deficit) attributable to Members Mobile Inc.	(296,314)	(20,996)
Non-controlling interest	598,871	-
Total Stockholders' Equity (Deficit)	302,557	(20,996)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 612,657	$ 551

MEMBERS MOBILE, INC.
Consolidated Statements of Operations
For the periods ended December 31, 2023 and 2022

	2023	From inception through December 31, 2022
Net revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating Expenses:		
Sales and marketing	131,629	374
General and administrative	139,254	20,732
Total Operating Expenses	270,883	21,106
Loss from operations	(270,883)	(21,106)
Other Income/(Expense):		
Miscellaneous income	733	-
Interest expense	(4,647)	-
Total Other Income/(Expense)	(3,914)	-
Provision for income taxes	-	-
Net loss	(274,797)	(21,106)
Net loss attributable to noncontrolling interests in subsidiary	(1,129)	-
Net loss attributable to Members Mobile Inc.	$ (273,668)	$ (21,106)

MEMBERS MOBILE, INC.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the periods ended December 31, 2023 and 2022

	Preferred Stock		Class A-1 Common Stock		Class A-2 Common Stock		Class A-3 Common Stock		Class A-4 Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit) attributable to Members Mobile Inc.	Non-Controlling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance September 12, 2022 (inception)	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	550,000	55	550,000	55	-	-	-	-	-	-	110	-	110
Net loss	-	-	-	-	-	-	-	-	-	-	-	(21,106)	(21,106)	-	(21,106)
Balance at December 31, 2022	-	-	550,000	55	550,000	55	-	-	-	-	-	(21,106)	(20,996)	-	(20,996)
Issuance of common stock	-	-	-	-	-	-	335,000	34	-	-	3,316	-	3,350	-	3,350
Offering costs	-	-	-	-	-	-	-	-	-	-	(5,000)	-	(5,000)	-	(5,000)
Issuance of subsidiary membership interest	-	-	-	-	-	-	-	-	-	-	-	-	-	600,000	600,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	(273,668)	(273,668)	(1,129)	(274,797)
Balance at December 31, 2023	-	$ -	550,000	$ 55	550,000	$ 55	335,000	$ 34	-	$ -	$ (1,684)	$ (294,774)	$ (296,314)	$ 598,871	$ 302,557

See Independent Accountant's Review Report, and accompanying notes, which are an integral part of these consolidated financial statements.

MEMBERS MOBILE, INC.
Consolidated Statements of Cash Flows
For the periods ended December 31, 2023 and 2022

		2023		From inception through December 31, 2022
Cash flows from operating activities				
Net loss	$	(274,797)	$	(21,106)
Adjustments to reconcile net loss to net cash used in operating activities:				
Expenses paid on behalf by related parties		103,399		21,547
Changes in operating assets and liabilities:				
Increase in prepaid expenses and other current assets		(2,283)		-
Increase in accounts payable		70,682		-
Increase in accrued expenses and other current liabilities		14,472		-
Net cash provided/(used) in operating activities		(88,527)		441
Cash flows from financing activities				
Proceeds from convertible notes		100,000		-
Issuance of common stock, net of offering costs		(1,650)		110
Proceeds from issuance of subsidiary membership interest		600,000		-
Net cash provided by financing activities		698,350		110
Net change in cash		609,823		551
Cash at beginning of the year		551		-
Cash at end of the year	$	610,374	$	551
Supplemental disclosure of cash flow information				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

See Independent Accountant's Review Report, and accompanying notes, which are an integral part of these consolidated financial statements.

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Members Mobile Inc. ("the Company") was formed on September 12, 2022 in the state of Delaware. The majority owned subsidiary, Members Mobile CUSO, LLC (MM CUSO), was formed on June 21, 2023. The Company's headquarters are located in Dayville, Connecticut.

The Company is a Mobile Virtual Network Operator (MVNO). The Company formed the majority owned subsidiary MM CUSO for purposes of transacting business with Credit Unions (CU) and Credit Union Support Organizations (CUSO). The Company will partner with CU and CUSOs to provide mobile phone services to members providing flexibility and handheld access to CU products and services.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Principal of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiary, MM CUSO. All significant intercompany accounts and transactions have been eliminated in consolidation.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity (deficit). Net income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and statements of changes in stockholders' equity (deficit). Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has noncontrolling interests via its subsidiary MM CUSO.

During the periods ended December 31, 2023 and 2022, the Company recorded a loss of $1,129 and $0, respectively, attributable to noncontrolling interests.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these consolidated financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash in bank balances exceeded federally insured limits by $341,900 and $0, respectively.

Prepaid Expense

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2023 and 2022, prepaid expense was $2,283 and $0, respectively, which pertains to advance payment for events and insurance.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash, accounts payable, accrued liabilities and convertible note payable. The estimated fair values of these financial instruments approximate their carrying values at December 31, 2023 and 2022. The estimated fair values have been determined through information obtained from market sources and management estimates.

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation (FDIC) and National Credit Union Share Insurance Fund (NCUA) up to $250,000. The Company maintained balances in excess insured levels and expects this to continue from time to time.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company plans to earn revenues from providing services to CUs, CUSOs and their members. No revenue has been earned or recognized for the periods ended December 31, 2023 or 2022.

Advertising and Promotion Costs

The Company expenses advertising and promotion costs as they are incurred. Tradeshow costs are expensed in the period of the corresponding event. Advertising expense for the periods ended December 31, 2023 and 2022 was $67,312, and $374, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

The Company may become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $294,774 as of December 31, 2023, and has sustained net losses of $274,797 and $21,106 for the periods ended December 31, 2023 and 2022, respectively, and has not yet generated revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation CF campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

development, which could harm the business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTE PAYABLE

The Company received a loan of $100,000 in June 2023. The note bears interest at 8% per annum and is due after a term of 36 months in 2026. The holder of the note may convert the outstanding balance plus accrued interest into shares of the Company's common stock at a conversion price equal to the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more within the next thirty-six (36) months following the date of the note or (ii) $20 per share.

Accrued interest as of December 31, 2023 and 2022 was $4,647 and $0, respectively. Interest expense for the periods ended December 31, 2023 and 2022 was $4,647 and $0, respectively.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the authority to issue 10,000,000 shares of common stock, $0.0001 par value per share and 1,000,000 shares of preferred stock, $0.0001 par value per share. No preferred shares have been issued by the Company.

The common stock is divided into classes as follows; 1) Class A-1 consisting of 550,000 shares; 2) Class A-2 consisting of 550,000 shares; 3) Class A-3 consisting of 8,500,000 shares, and 4) Class A-4 consisting of 400,000 shares. All classes other than Class A-4 will have one vote per share.

The holders of preferred stock shall be eligible to receive, if declared by the board, a dividend at the rate of 5% of its original issuance price. The holders of preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock they would receive upon a conversion to common stock. Preferred stock is convertible into Series A-3 common stock at the holders election at a dilution protected 1:1 rate. Preferred stock have a liquidation preference over common stock of its original issuance price.

Common stock classes A-1 and A-2 will each be able to elect one director to the Board. Any remaining directors to the Board are elected by voting power of the outstanding shares of Class A-1 common, Class A-2 common, Class A-3 common and preferred stock.

The Company has issued a warrant to its subsidiary, MM CUSO, for $600,000 of cash consideration. The warrant is exercisable into the Company's common stock if and upon a liquidity event, which is defined in the warrant agreement as the sale of all common shares or substantially all the assets of the Members Mobile, Inc. The warrant agreement stipulates an exercise price of the lesser of (i) 80% of the of the equity price of an equity raise of $2,500,000 or more or (ii) $20 per share. The Class B unit holders of MM CUSO have the exclusive right to any and all profits or profits associated with this warrant held in the Company. As this is an intercompany agreement, its effects are eliminated from these consolidated financial statements.

MM CUSO has Class A and Class B members. The Company owns 1,000 Class A units of the

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

subsidiary and a 3rd party owns 60 Class B units. All profits and losses, other than amounts generated by the exercise of warrants, are allocated 99% to the Class A member and 1% to the Class B member.

During 2022, the Company issued 550,000 shares of Class A-1 common stock and 550,000 shares of Class A-2 common stock at $0.0001 per share for gross proceeds of $110.

During 2023, the Company issued 335,000 shares of Class A-3 common stock for gross proceeds of $3,350.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company also has amounts due to various stockholders recorded as related party payables for reimbursement of expenses paid by the related parties on behalf of the Company. The outstanding amount included in these consolidated financial statements as of December 31, 2023 and 2022 was $124,946 and $21,547, respectively.

The Company has engaged a marketing firm affiliated with a Class B member of MM CUSO to provide a wide range of services, which were recorded to operating expenses in the amounts of $84,303 and $0 for the periods ended December 31, 2023 and 2022, respectively. The outstanding balance as of December 31, 2023 and 2022 was $84,303 and $0, respectively, which is included in related party payables.

These payables do not bear interest and are considered payable on demand.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $78,552 and $5,683, respectively. The following table presents the deferred tax assets by source:

MEMBERS MOBILE, INC.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the periods then ended

	2023	2022
Net operating loss carryforwards	$ 78,552	$ 5,683
Deferred tax assets	78,552	5,683
Valuation allowance	(78,552)	(5,683)
Net deferred tax assets	$ -	$ -

The Company incurs Federal and Connecticut income taxes at rates of 21% and 7.5%, respectively, and has used an effective blended rate of 26.9% to calculate the deferred tax assets. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $78,552 and $5,683 were recorded as of December 31, 2023 and 2022, respectively. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $291,744 and $21,106, respectively.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 31, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.